news release

ARCELORMITTAL REPORTS FOURTH QUARTER 2012 AND FULL YEAR 2012 RESULTS

Luxembourg, February 6, 2013 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and twelve-month periods ended December 31, 2012.

Highlights:
●	Health and safety performance improved in 2012 with an annual LTIF rate2 of 1.0x as compared to 1.4x in 2011
●	FY 2012 EBITDA3 of $7.1 billion (down 30% y-o-y); 4Q 2012 EBITDA of $1.3 billion includes $0.2 billion from sale of carbon dioxide (CO2) credits and $0.2 billion gain on Paul Wurth stake disposal4, offset by negative $0.1 billion from employee benefit charges5
●	FY 2012 net loss of $3.7 billion includes $4.3 billion non-cash goodwill impairment and $1.3 billion charges related to Asset Optimization (of which $0.7 billion non-cash fixed asset impairments and $0.6 billion restructuring charges)
●	FY 2012 steel shipments of 83.8Mt (down 2.3% y-o-y); 4Q 2012 steel shipments of 20Mt down 2.7% vs. 4Q 2011
●	FY 2012 iron ore shipments of 54.4Mt (+5.4% y-o-y), of which 28.8Mt shipped at market prices6 (+2.6% y-o-y)
●	Net debt7 decreased by $1.4 billion during 4Q 2012 to $21.8 billion as of December 31, 2012 (despite $0.2 billion negative foreign exchange effects) due largely to improved cash flow from operations of $2.9 billion
●	Liquidity22 increased $1.1 billion to $14.5 billion at December 31, 2012, with an average debt maturity of 6.1 years
●	Essential components of Asset Optimization have been announced
●	Phase II expansion of Liberia from 4Mtpa direct shipped ore (“DSO”) to 15Mtpa concentrate approved by Board of Directors, with first concentrate production targeted in 2015

Outlook and guidance:
●	The Company expects reported EBITDA to be higher in 2013 as compared to 2012
●	Steel shipments are expected to increase by approximately 2-3% in 2013 as compared to 2012
●	Per-tonne steel margins are expected to improve marginally with the full benefits of Asset Optimization expected in 2H 2013
●	Marketable iron ore shipments are expected to increase by approximately 20%; ArcelorMittal Mines Canada expansion (AMMC) to 24mtpa8 on track for ramp up during 1H 2013
●	2013 capital expenditure is expected to be approximately $3.5 billion
●
Approximately $5 billion of cash receipts expected in 1H 2013 from the capital raise in January 2013, and the announced agreed sale of a 15% stake in AMMC (assuming completion on schedule), should enable net debt to decline to approximately $17 billion by June 30, 2013

●	As previously announced, the Board of Directors proposes a $0.20/share9 dividend in 2013 (vs $0.75/share in 2012) to be paid in July 2013

Financial highlights (on the basis of IFRS1, amounts in USD):

	Quarterly comparison			Semi-annual comparison			Annual comparison
(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	2H 12	1H 12	2H 11	12M 12	12M 11
Sales	19,309	19,723	22,449	39,032	45,181	46,663	84,213	93,973
EBITDA	1,323	1,336	1,714	2,659	4,421	4,122	7,080	10,117
Operating income / (loss)	(4,941)	(49)	47	(4,990)	1,764	1,215	(3,226)	4,898
Income from discontinued operations	-	-	-	-	-	-	-	461
Net income / (loss)	(3,987)	(709)	(1,000)	(4,696)	970	(341)	(3,726)	2,263
Basic earnings / (loss) per share (USD)	(2.58)	(0.46)	(0.65)	(3.04)	0.63	(0.22)	(2.41)	1.46

Continuing operations
Own iron ore production (Mt)	14.0	14.3	15.1	28.3	27.6	29.2	55.9	54.1
Iron ore shipments at market price (Mt)	6.6	7.1	8.5	13.8	15.0	15.1	28.8	28.0
Crude steel production (Mt)	20.8	21.9	21.7	42.7	45.6	44.0	88.2	91.9
Steel shipments (Mt)	20.0	19.9	20.6	39.9	43.9	41.7	83.8	85.8
EBITDA/tonne (USD/t)10	66	67	83	67	101	99	85	118

Mr. Lakshmi N. Mittal, Chairman and CEO of ArcelorMittal, commented:
“2012 was a very difficult year for the steel industry, particularly in Europe where demand for steel fell a further 8.8%. During the year we took a number of important steps to address the challenges we face, including concentrating our operational footprint on our more competitive assets and reducing net debt.  Although we expect the challenges to continue in 2013, largely due to the fragility of the European economy, we have recently seen some more positive indicators, which combined with the measures we have implemented to strengthen the business, are expected to support an improvement in the profitability of our steel business this year.  Marketable iron ore shipments are also expected to increase by approximately 20% as a result of the expansion at ArcelorMittal Mines Canada.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL fourth QUARTER 2012 and full year 2012 RESULTS

ArcelorMittal, the world’s leading integrated steel and mining company, today announces results for the three month and twelve month periods ended December 31, 2012.

Corporate responsibility and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to 1.0x for the year 2012 (“12M 2012”) from 1.4x for the year 2011 (“12M 2011). In 2012, a majority of the segments contributed to the significant overall improvement, with major improvements in the Flat Carbon Americas and Distribution Solutions segments.

Lost time injury frequency rate increased to 1.1x in the fourth quarter of 2012 (“4Q 2012”) as compared to 1.0x for the third quarter of 2012 (“3Q 2012”) and decreased as compared to 1.2x for the fourth quarter of 2011 (“4Q 2011”).

Despite this encouraging performance in lost time injury frequency (LTIF) rate, there is still more work to be done. The Company’s effort to improve the group’s Health and Safety record will continue. Whilst the LTIF target of 1.0x is maintained for 2013, the Company is focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Total Mines	0.5	0.7	0.5	0.7	1.2

Lost time injury frequency rate	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Flat Carbon Americas	1.4	0.9	1.9	1.1	1.9
Flat Carbon Europe	1.2	1.4	1.5	1.3	1.6
Long Carbon Americas and Europe	1.5	1.2	1.1	1.1	1.4
Asia Africa and CIS	0.6	0.5	0.6	0.5	0.7
Distribution Solutions	2.0	1.2	2.2	1.6	3.2
Total Steel	1.2	1.0	1.3	1.1	1.5

Lost time injury frequency rate	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Total (Steel and Mines)	1.1	1.0	1.2	1.0	1.4

Key corporate responsibility highlights for 4Q 2012

•
ArcelorMittal launched its new Nature range of innovative chromium-free organic coated steels for the construction industry. The Nature range is the result of 15 years of research to develop safer and environmentally friendly corrosion-inhibiting pigments.

•
ArcelorMittal has reduced its energy bills in Europe by an estimated 3% a year, and its CO2 emissions by 176,000 tonnes, compared to 2011. These decreases were achieved following investment in top recovery turbines (“TRT”) that double energy generation from high-pressure blast furnace gases. Each TRT has the same capacity as 3-4 on-shore wind turbines. To date 6 blast furnaces in Europe have been equipped with this new technology.

•
ArcelorMittal commissioned a $63 million energy recovery and reuse project in Indiana Harbor, USA. The project is expected to enable the recycling of blast furnace gases generating 333GWh of power, cutting 340,000 tonnes of CO2 emissions and saving approximately $20 million in energy costs a year.

Analysis of results for the twelve months ended December 31, 2012 versus results for the twelve months ended December 31, 2011

ArcelorMittal’s net loss for 12M 2012 was $3.7 billion, or $(2.41) loss per share, as compared to net income for 12M 2011 of $2.3 billion, or $1.46 earnings per share.

Total steel shipments for 12M 2012 declined to 83.8 million metric tonnes as compared with 85.8 million metric tonnes for 12M 2011.

Sales for 12M 2012 decreased by 10.4% to $84.2 billion as compared with $94 billion for 12M 2011 primarily due to lower average steel selling prices (-8.2%) and marginally lower steel shipments (-2.3%).

Depreciation of $4.7 billion for 12M 2012 was comparable to the level recorded for 12M 2011.

Impairment charges for 12M 2012 of $5.0 billion included the $4.3 billion non-cash write down of goodwill with respect to ArcelorMittal’s European businesses ($2.5 billion Flat Carbon Europe; $1.0 billion Long Carbon Europe and $0.8 billion Distribution Solutions) and $0.7 billion non-cash asset impairments primarily related to: the intention to permanently close the coke plant and six finishing lines in Liege, Belgium ($0.3 billion)11; the long term idling of the liquid phase at the Florange site in France ($130 million); the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg; and various asset impairments in Spain and North Africa ($0.2 billion). Impairment charges for the 12M 2011 were $331 million, including $151 million related to the extended idling of the Madrid electric arc furnace (Long Carbon Europe) and $141 million related to assets within the Flat Carbon Europe perimeter (including $85 million relating to Liege, Belgium).

The $4.3 billion goodwill impairment is due to the weaker macroeconomic and market environment in Europe where apparent steel demand fell by approximately 9% in 2012, bringing the cumulative demand decline to approximately 29% since 2007.  This weaker demand environment and expectations that it will persist over the near and medium term, led to a downward revision of cash flow expectations underlying the valuation of the European businesses to which goodwill had been allocated.

Restructuring charges for 12M 2012 and 12M 2011 totaled $587 million and $219 million respectively and consisted largely of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe, Distribution Solutions and Long Carbon Europe operations.

Operating loss for 12M 2012 was $3.2 billion, compared with operating income of $4.9 billion for 12M 2011. The operating result for 12M 2012 was positively impacted by a net gain of $220 million recorded on the sale of carbon dioxide credits, gains of $339 million and $242 million on the divestments of Skyline Steel12 and Paul Wurth4 stake respectively, and curtailment gains of $241 million due to changes to the employee benefit plans at ArcelorMittal Dofasco13, partially offset by $182 million of charges related to a one-time signing bonus and postretirement benefit costs following entry into the new US labor contract and changes to year-end actuarial assumptions.5  The operating result for 12M 2012 was also positively impacted by $567 million of dynamic delta hedge (“DDH”) income14 (unwinding of hedges from prior years on raw material purchases) recognized during the year. The operating result for 12M 2011 was positively impacted by $600 million of DDH income recognized during the year, a net gain of $93 million recorded on the sale of carbon dioxide credits, and $104 million related to reversal of provisions for litigation. All the proceeds from the sale of carbon dioxide credits will be re-invested in energy savings projects.

Income from equity method investments and other income in 12M 2012 was $194 million as compared to $620 million in 12M 2011. Income from equity method investments and other income was lower in 12M 2012 on account of losses from Chinese investees and the impact of disposals (Erdemir15, Enovos16 and Macarthur Coal17). 12M 2012 includes a net loss of $85 million resulting from the partial sale of the Company’s stake in Erdemir and the agreed sale of Enovos. Income for 12M 2011 included an impairment loss of $107 million for Macarthur Coal.

Net interest expense (including interest expense and interest income) for 12M 2012 at $1.9 billion was slightly higher than $1.8 billion for 12M 2011, primarily due to increased costs following ratings downgrades and the higher cost of bond financing compared to bank loans.

Foreign exchange and other net financing costs18 were $0.9 billion for 12M 2012 as compared to costs of $1.0 billion for 12M 2011.

ArcelorMittal recorded an income tax benefit of $1.9 billion for 12M 2012, as compared to an income tax expense of $882 million for 12M 2011. The FY 2012 income tax benefit was primarily driven by deferred tax benefits recognized on impairment-related losses in Luxembourg, partially offset by reversal of deferred tax assets in Europe and South America.

Loss attributable to non-controlling interests for 12M 2012 was $118 million as compared with $4 million for 12M 2011.

Discontinued operations for 12M 2012 was nil as compared to a gain of $461 million for 12M 2011, which included $42 million of the post-tax net results contributed by the stainless steel operations prior to the spin-off on January 25, 2011, and a $419 million one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Analysis of results for 4Q 2012 versus 3Q 2012 and 4Q 2011

ArcelorMittal recorded a net loss for 4Q 2012 of $4.0 billion, or $(2.58) loss per share, as compared with net loss of $0.7 billion, or $(0.46) loss per share, for 3Q 2012, and a net loss of $1.0 billion, or $(0.65) loss per share, for 4Q 2011.

Total steel shipments for 4Q 2012 were 20.0 million metric tonnes as compared with 19.9 million metric tonnes for 3Q 2012 and 20.6 million metric tonnes for 4Q 2011.

Sales for 4Q 2012 decreased by 2.1% to $19.3 billion as compared with $19.7 billion for 3Q 2012, and were down 14.0% as compared with $22.4 billion for 4Q 2011.  Sales were lower during 4Q 2012 as compared to 3Q 2012 primarily due to lower average steel selling prices (-2.8%) offset in part by marginally higher steel shipment volumes (+0.7%).

Depreciation amounted to $1.2 billion for 4Q 2012, and was comparable to 3Q 2012 and 4Q 2011.

Impairment charges for 4Q 2012 of $4.8 billion included the $4.3 billion non-cash write down of goodwill with respect to ArcelorMittal’s European businesses ($2.5 billion Flat Carbon Europe; $1.0 billion Long Carbon Europe and $0.8 billion Distribution Solutions) described above, and $0.5 billion non-cash asset impairments primarily related to: the intention to permanently close the coke plant and six finishing lines in Liege, Belgium ($0.3 billion); and various asset impairments in Spain and North Africa ($0.2 billion). Impairment charges for 3Q 2012 totaled $130 million, primarily related to the long time idling of the liquid phase at the Florange site in France. Impairment charges for 4Q 2011 totaled $228 million, including $151 million related to the extended idling of the Madrid electric arc furnace (Long Carbon Europe) and $56 million relating to assets within the Flat Carbon Europe segment.

Restructuring charges for 4Q 2012 totalled $192 million and consisted of costs associated with the implementation of Asset Optimization primarily impacting various Distribution Solutions entities and to a lesser extent Flat Carbon Europe and Long Carbon Europe entities. Restructuring charges for 3Q 2012 totaled $98 million and consisted primarily of costs associated with the decision to close two blast furnaces, a sinter plant, a steel shop and continuous casters in Liege, Belgium19. Restructuring charges for 4Q 2011 totalled $219 million and consisted of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe, Long Carbon Europe and Distribution Solutions entities.

Operating loss for 4Q 2012 was $4.9 billion, as compared with operating loss of $49 million for 3Q 2012 and operating income of $47 million for 4Q 2011.  The operating result for 4Q 2012 was positively impacted by a net gain of $220 million recorded on the sale of carbon dioxide credits, a gain of $242 million on the divestment of the Paul Wurth stake, partially offset by $110 million of charges related to the recognition of additional actuarial losses accrued on postretirement benefits following changes to year-end actuarial assumptions.  The operating result for 3Q 2012 was negatively impacted by $72 million related to one-time signing bonus and postretirement benefit costs following entry into the new US labor contract.  Operating result for 4Q 2011 was positively impacted by net gain of $93 million related to the sale of carbon dioxide credits. All the proceeds from the sale of carbon dioxide credits will be re-invested in energy savings projects. In addition, operating result for 4Q 2012, 3Q 2012 and 4Q 2011 was positively impacted by $141 million, $131 million and $163 million, respectively, related to DDH income. Operating results also decreased in 4Q 2012 as compared to 3Q 2012 due to a price-cost squeeze, primarily in steel but also in mining.

Income from equity method investments and other income in 4Q 2012 was $142 million, as compared to a loss of $55 million in 3Q 2012 on account of improved performance, primarily from Chinese investees. Income from equity method investments and other income in 4Q 2011 was $177 million.

Net interest expense (including interest expense and interest income) was flat at $478 million for 4Q 2012 as compared to $479 million for 3Q 2012 and higher as compared to $429 million for 4Q 2011.

Foreign exchange and other net financing losses were $366 million for 4Q 2012 as compared to losses of $103 million for 3Q 2012 and gains of $13 million for 4Q 2011.  Foreign exchange and other net financing losses were higher in 4Q 2012 as compared to 3Q 2012 due a foreign exchange loss of $108 million as compared to a gain of $128 million in 3Q 2012.

ArcelorMittal recorded an income tax benefit of $1.6 billion for 4Q 2012, as compared to an income tax expense of $43 million for 3Q 2012 and an income tax expense of $833 million in 4Q 2011. The 4Q 2012 income tax benefit was primarily driven by deferred tax benefits recognized on impairment-related losses in Luxembourg, partially offset by reversal of deferred taxes in Europe and South America.

Loss attributable to non-controlling interests for 4Q 2012 was $97 million (primarily on account of losses in African entities) as compared with a loss of $20 million for 3Q 2012 and a loss of $25 million for 4Q 2011.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent Quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	1H 2013
Liberia	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore concentrate)	2015 (b)
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
b)
The Company’s Board of Directors has approved the Phase 2 expansion of Liberia project that would lead to annual concentrate production capacity of 15 million tonnes per annum. The first concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales	4,683	4,840	5,030	20,152	21,035
EBITDA	93	236	237	1,435	2,109
Operating income / (loss)	(138)	3	1	517	1,198

Crude steel production (Kt)	5,933	5,726	6,009	23,922	24,215
Steel shipments (Kt)	5,533	5,351	5,458	22,291	22,249
Average steel selling price (US$/t)	797	850	868	854	892
EBITDA/tonne (US$/t)	17	44	43	64	95
Operating income (loss) /tonne (US$/t)	(25)	1	0	23	54

Flat Carbon Americas crude steel production increased by 3.6% to 5.9 million tonnes in 4Q 2012, as compared to 5.7 million tonnes in 3Q 2012, driven primarily by higher production in South America post the reline of blast furnace #1 in Tubarao, Brazil, partially offset by lower production in North America.

Steel shipments in 4Q 2012 were 5.5 million tonnes, 3.4% higher than in 3Q 2012, primarily driven by higher production post Tubarao reline, partially offset by lower shipment volumes in North America as a result of lower demand.

Sales in the Flat Carbon Americas segment were $4.7 billion in 4Q 2012, a decrease of 3.2% as compared to $4.8 billion in 3Q 2012. Sales were impacted by lower steel selling prices in North America (particularly in the plate market) as well as weak slab pricing in Brazil and Mexico. Average steel selling prices were impacted by a weaker mix with lower North American volumes offset by higher sales from South America following the blast furnace reline in Tubarao, Brazil.

EBITDA in 4Q 2012 decreased by 60.6% to $93 million as compared to $236 million in 3Q 2012.  EBITDA in 4Q 2012 was negatively impacted by $110 million of actuarial losses accrued on postretirement benefits following changes to year end actuarial assumptions. EBITDA in 3Q 2012 was negatively impacted by one-time labor costs of $72 million related to a one-time signing bonus and postretirement benefit costs following entry into the new US labor contract.  Lower profitability in 4Q 2012 was due to a price-cost squeeze, primarily driven by North American operations, as lower average steel selling prices were not fully compensated by lower costs.

Flat Carbon Europe

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales	6,142	6,108	7,003	27,192	31,062
EBITDA	307	191	26	1,009	1,500
Operating (loss)	(2,901)	(385)	(569)	(3,724)	(324)

Crude steel production (Kt)	6,375	6,718	6,619	27,418	29,510
Steel shipments (Kt)	5,957	5,837	6,188	26,026	27,123
Average steel selling price (US$/t)	847	856	954	863	982
EBITDA/tonne (US$/t)	52	33	4	39	55
Operating (loss) /tonne (US$/t)	(487)	(66)	(92)	(143)	(12)

Flat Carbon Europe crude steel production decreased by 5.1% to 6.4 million tonnes in 4Q 2012 as compared to 6.7 million tonnes in 3Q 2012 as inventory levels were reduced and output was aligned with local market levels.

Steel shipments in 4Q 2012 were 6.0 million tonnes, an increase of 2.1% as compared to 5.8 million tonnes in 3Q 2012. Steel shipments increased in the fourth quarter of 2012 due to a mild pick up following the seasonally weaker summer period.

Sales in the Flat Carbon Europe segment were essentially flat at $6.1 billion in 4Q 2012 as compared to 3Q 2012. Sales benefitted from higher steel shipment volumes offset in part by lower average steel selling prices (-1.1%) in dollars.

EBITDA in 4Q 2012 was $307 million as compared to $191 million in 3Q 2012.  EBITDA in 4Q 2012 included $141 million of DDH income recognized during the quarter as compared to $131 million DDH income recognized in 3Q 2012. EBITDA in 4Q 2012 also included $210 million net gain recorded on the sale of carbon dioxide credits. The 4Q 2011 EBITDA included a $93 million gain on the sale of carbon dioxide credits and $163 million of DDH income. (The proceeds from the sale of carbon dioxide credits will be re-invested in energy savings projects). Steel margins were negatively impacted by price-cost squeeze following a drop in average steel selling prices not fully compensated by lower costs.

The operating result in 4Q 2012 included a $2.5 billion non-cash write down of goodwill and $0.3 billion non-cash impairment charge related to the intention to permanently close the coke plant and six finishing lines in Liege, Belgium. Operating results in 3Q 2012 included impairment expenses of $130 million relating to the long term idling of the liquid phase at the Florange site in France and restructuring costs totalling $90 million associated primarily with the decision to close two blast furnaces, a sinter plant, a steel shop and continuous casters in Liege, Belgium.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales	5,232	5,189	5,936	21,882	25,165
EBITDA	402	330	338	1,733	1,866
Operating income / (loss)	(1,112)	103	(107)	(566)	646

Crude steel production (Kt)	5,240	5,713	5,474	22,623	23,558
Steel shipments (Kt)	5,543	5,508	5,846	22,628	23,869
Average steel selling price (US$/t)	857	861	906	879	937
EBITDA/tonne (US$/t)	73	60	58	77	78
Operating income (loss) /tonne (US$/t)	(201)	19	(18)	(25)	27

Long Carbon Americas and Europe crude steel production amounted to 5.2 million tonnes in 4Q 2012, a decrease of 8.3% as compared to 5.7 million tonnes in 3Q 2012. Production was lower in both the American and European operations due to lower market demand as well as operational issues that impacted output in Poland.

Steel shipments in 4Q 2012 were 5.5 million tonnes, essentially flat as compared to 5.5 million tonnes in 3Q 2012, as marginally lower volumes in Europe were offset by slightly higher North American volumes, primarily in Mexico.

Sales in the Long Carbon Americas and Europe segment were essentially flat at $5.2 billion in 4Q 2012, as compared to $5.2 billion in 3Q 2012. Sales were impacted by a decrease in average steel selling prices (-0.5%) offset by marginally higher steel shipment volumes.

EBITDA in 4Q 2012 was $402 million, a 21.8% increase as compared to $330 million in 3Q 2012. Higher profitability in 4Q 2012 was primarily driven by improved profitability in Europe, North America and with respect to Tubular business on account of positive price-cost effects.

Operating results in 4Q 2012 included a non-cash write down of goodwill of $1.0 billion (Long Carbon Europe) and non-cash asset impairments charges for Spanish and North African operations of $0.2 billion.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales	2,130	2,457	2,733	10,051	10,779
EBITDA	220	70	238	570	1,238
Operating income / (loss)	34	(86)	93	(88)	721

Crude steel production (Kt)	3,241	3,721	3,579	14,268	14,608
Steel shipments (Kt)	2,978	3,178	3,065	12,830	12,516
Average steel selling price (US$/t)	611	658	713	667	736
EBITDA/tonne (US$/t)	74	22	78	44	99
Operating income (loss) /tonne (US$/t)	11	(27)	30	(7)	58

AACIS segment crude steel production was 3.2 million tonnes in 4Q 2012, a decrease of 12.9% as compared to 3.7 million tonnes in 3Q 2012. The decline in production during 4Q 2012 was primarily due to lower production in South Africa following blast furnace maintenance repair work as well as lower production in Kazakhstan due to operational issues.

Steel shipments in 4Q 2012 amounted to 3.0 million tonnes, a decrease of 6.3% as compared to 3.2 million tonnes in 3Q 2012, reflecting lower levels of production.

Sales in the AACIS segment were $2.1 billion in 4Q 2012, a decrease of 13.3% as compared to $2.5 billion in 3Q 2012. Lower sales reflected lower steel shipments and lower average steel selling prices (-7.1%). Average selling prices in Kazakhstan were impacted by a weak Russian market and mix effects; average selling prices in the Ukraine reflected declining long product pricing; and in South Africa lower US dollar prices were realised due to the weaker rand (4.9% depreciation against the US dollar).

EBITDA in 4Q 2012 was $220 million, as compared to EBITDA of $70 million in 3Q 2012. EBITDA in 4Q 2012 included the positive impact from the Paul Wurth asset divestment (a gain of $242 million). Excluding this gain, profitability dropped significantly during the quarter due to negative price-cost squeeze and lower volumes.

Distribution Solutions

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales	3,855	3,716	4,876	16,294	19,055
EBITDA	(24)	11	(19)	407	271
Operating income / (loss)	(977)	(32)	(109)	(687)	52

Steel shipments (Kt)	4,463	4,118	4,957	17,693	18,360
Average steel selling price (US$/t)	834	869	948	886	993

Shipments in the Distribution Solutions segment in 4Q 2012 were 4.5 million tonnes, an increase of 8.4% as compared to 4.1 million tonnes in 3Q 2012.

Sales in the Distribution Solutions segment in 4Q 2012 were $3.9 billion, an increase of 3.7% as compared to $3.7 billion in 3Q 2012, due primarily to higher steel shipment volumes offset in part by lower average steel selling prices (-4.0%).

EBITDA in 4Q 2012 was $(24) million, as compared to EBITDA of $11 million in 3Q 2012, primarily due to the negative impact from price-cost squeeze in Europe.

The operating result in 4Q 2012 was impacted by non-cash impairment expenses of $0.8 billion due to a write down of goodwill and restructuring charges of $0.1 billion related to Asset Optimization.

Mining

(USDm) unless otherwise shown	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Sales20	1,255	1,288	1,805	5,390	6,268
EBITDA	315	391	779	1,725	3,063
Operating income	175	251	632	1,184	2,568

Own iron ore production (a) (Mt)	14.0	14.3	15.1	55.9	54.1
Iron ore shipped externally and internally and reported at market price (b) (Mt)	6.6	7.1	8.5	28.8	28.0

Own coal production(a) (Mt)	2.0	2.0	2.2	8.2	8.3
Coal shipped externally and internally and reported at market price(b) (Mt)	1.3	1.2	1.3	5.1	4.9

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in Q4 2012 was 14.0 million metric tonnes, 2.1% lower than 3Q 2012 and 7.5% lower than 4Q 2011. Shipments at market price declined (-6.7%) in 4Q 2012 as compared to 3Q 2012 due to continued heavy monsoon weather in Liberia and operational issues in Ukraine.

Own coal production (not including supplies under strategic long-term contracts) in 4Q 2012 was 2.0 million metric tonnes, representing a decrease of 3.6% as compared 3Q 2012 and 11.1% as compared to 2.2 million metric tonnes in 4Q 2011.

EBITDA attributable to the Mining segment for 4Q 2012 was $315 million, 19.4% lower as compared to 3Q 2012. This decline was primarily due to the effect of lagged pricing in iron ore (a portion of iron ore shipments from Canada and Mexico reference quarter-lagged prices) and lower coal realisations, driven by weaker seaborne market prices. EBITDA attributable to the Mining segment was $779 million in 4Q 2011.

Liquidity and Capital Resources

For 4Q 2012, net cash provided by operating activities was $2.9 billion, compared to net cash used in operating activities of $0.3 billion in 3Q 2012. Cash flow provided by operating activities in 4Q 2012 included a $2.1 billion release of operating working capital compared to an investment in working capital of $0.3 billion in 3Q 2012. Rotation days21 decreased during 4Q 2012 to 64 days from 72 days in 3Q 2012 primarily driven by lower inventory.

Net cash used in investing activities during 4Q 2012 was $0.8 billion, as compared to net cash used in investing activities of $1.1 billion in 3Q 2012. Capital expenditures decreased to $1.1 billion in 4Q 2012 as compared to $1.2 billion in 3Q 2012. The Company is focusing only on core growth capital expenditures in its mining business given potentially attractive return profiles of projects under construction. Some planned steel investments remain suspended.

Other investing activities in 4Q 2012 of $275 million included $0.3 billion inflow from the recovery of subsidiary financing offset by a net outflow of $89 million ($70 million net debt impact (increase) net of liabilities) on the Paul Wurth divestment (representing the cash consideration received from the purchaser less the cash held by Paul Wurth).  This compared to other investing activities in 3Q 2012 of $154 million.

Net cash used by financing activities for 4Q 2012 was $932 million, as compared to cash provided by financing activities of $243 million in 3Q 2012, during which the Company issued $650 million of subordinated perpetual securities.

On December 18, 2012, ArcelorMittal extended the conversion date of the mandatorily convertible bond (“MCB”) issued by one of its wholly-owned Luxembourg subsidiaries and convertible into preferred shares of such subsidiary from January 31, 2013 to January 31, 2014. The MCB was originally issued in December 2009 (and placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank) in an amount of $750 million, which was increased to $1 billion in April 2011. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

During 4Q 2012, the Company paid dividends amounting to $306 million as compared to $297 million in 3Q 2012.

At December 31, 2012, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $4.5 billion as compared to $3.0 billion at September 30, 2012. As of December 31, 2012, net debt decreased by $1.4 billion to $21.8 billion, as compared with $23.2 billion at September 30, 2012, driven by positive operating cash flow and recovery of subsidiary financing.

The Company had liquidity22 of $14.5 billion at December 31, 2012, an increase of $1.1 billion as compared with liquidity of $13.4 billion at September 30, 2012, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.5 billion and $10 billion of available credit lines. At December 31, 2012, the average debt maturity was 6.1 years.

Management gains program

At the end of 3Q 2012, the Company had achieved its management gains target of $4.8 billion from sustainable SG&A, fixed and variable cost reductions and continuous improvement. The Company is currently developing plans to announce a new Management Gains Program in the near term.

Asset Optimization

The essential components of Asset Optimization have been announced:

•
In the fourth quarter of 2011,  the Company announced the extended idling of its electric arc furnace in Madrid and further restructuring costs at certain other Spanish, Czech Republic and Distribution Solutions (“AMDS”) operations;

•
In the first quarter of 2012, the Company announced the extended idling of its electric arc furnace and continuous caster at the Schifflange site in Luxembourg and further optimization in Poland and Spain;

•	In October 2012, the Company announced its decision to close two blast furnaces, a sinter plant, a steel shop and continuous casters in Liege, Belgium;
•	In December 2012, the Company announced the long term idling of the liquid phase at the Florange site in France;
•	In the fourth quarter of 2012 the Company announced further restructuring costs and optimization in Flat Carbon Europe, Long Carbon Europe and Distribution Solution divisions; and
•	The Company recently announced its intention to permanently close the coke plant and six finishing lines in Liege, Belgium.

Annual dividend reduced to $0.20/share for 2013

As communicated during the third quarter of 2012 results, given the challenging global economic conditions and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors proposes reducing the annual dividend payment to $0.20/share for 2013 (from $0.75/share in 2012). Subject to shareholder approval at the next annual general meeting in May 2013, this dividend will be paid in July 2013.  Once the deleveraging plan is complete and market conditions improve, the Board intends to progressively increase the dividend.

Recent developments

•
On November 15, 2012, ArcelorMittal and Mrs Daphne Mashile-Nkosi announced the signature of a sale and purchase agreement had been reached whereby Mrs Mashile-Nkosi, or her nominee (which may be a consortium consisting of some of the existing Kalahari Resources shareholders and / or other third parties), will acquire ArcelorMittal’s 50% interest in Kalagadi Manganese (“the transaction”). ArcelorMittal will receive a cash consideration of not less than 3.9 billion African Rand, which is approximately US$460 million on closing. The purchaser’s obligation to complete the proposed transaction is subject to financing arrangements. On completion of the transaction Kalahari Resources will hold 40% interest in Kalagadi Manganese, Mrs Mashile-Nkosi, or her nominee, will hold 50% with the remaining 10% interest held by the Industrial Development Corporation of South Africa Limited. Completion of the proposed transaction is also subject to the waiver of pre-emptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

•
ArcelorMittal Atlantique and Lorraine has announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. On December 1, 2012, ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology.

•
On December 13, 2012, ArcelorMittal announced an agreement with Nunavut Iron Ore, Inc. (“Nunavut”) to increase Nunavut’s interest in Baffinland Iron Mines Corporation (“Baffinland”) from 30% to 50%. In consideration, Nunavut will correspondingly increase its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal will retain a 50% interest in the project as well as operation and marketing rights. The arrangements are subject to customary conditions precedent and are expected to be completed in early 2013.

•
Following completion of its annual impairment review in connection with the preparation of its 2012 annual consolidated financial statements, the Company announced on December 21, 2012 that it expected to record in such financial statements an impairment charge of approximately $4.3 billion with respect to goodwill in its European businesses.

•
On December 31, 2012, the Company entered into an agreement pursuant to which ArcelorMittal’s wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create a joint venture partnership to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint venture for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

•
On January 14 and 16. 2013, ArcelorMittal closed its offerings (the “Combined Offering”) of ordinary shares and mandatorily convertible subordinated notes (“MCNs”), respectively. The total aggregate proceeds from the Combined Offering were approximately $4.0 billion (before deduction of commissions and expenses). The ordinary shares offering represented an aggregate amount of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 (EUR 12.83 at a EUR/USD conversion rate of 1.3060) per ordinary share.  The MCN offering represented an aggregate amount of $2.25 billion. The MCNs mature in January 2015, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at the maturity of the MCNs, unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs bear interest of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The Mittal family participated in the Combined Offering by acquiring $300 million of MCNs and $300 million of ordinary shares.

•
On January 24, 2013 ArcelorMittal Liege announced its intention to permanently close a number of additional assets due to a further weakening of the European economy and the resultant low demand for its products. This followed an announcement over a year ago on October 14, 2011 regarding ArcelorMittal Liege’s intention to permanently idle its liquid phase due to structural over-capacity in Northern Europe. At that time in October 2011, it was envisaged that in the future Liege would focus on its downstream activities, operating five core lines and seven flexible lines. Under the flexible model these lines would have operated at between 0 and 100% depending on market demand. Regrettably, since October 2011, the economic outlook in Europe has further deteriorated. There is insufficient demand to support the running of these flexible facilities and no improvement is seen over the medium term. The Company therefore made the proposal on January 24, 2013 that six of the seven flexible lines also need to be closed to respond to these structural market changes and further adapt to the reality of demand in Europe. Additionally, the Company has also proposed that the coke plant, which is no longer viable due to the excess supply of coke in Europe, be permanently closed. ArcelorMittal Liege plans to continue to operate the five core lines which will employ approximately 800 people. These five lines are strategic due to their dedicated high quality products, specialized processes and technological innovation. ArcelorMittal Liege recognises that this proposal will be very difficult for the local community as it may affect approximately 1,300 people. It is committed to do its best to find a socially acceptable solution for all those possibly affected.

Outlook and guidance

The Company expects reported EBITDA to be higher in 2013 as compared to 2012. Steel shipments are expected to increase by approximately 2-3% in 2013 as compared to 2012. With the completion of the management gains program and asset optimization, per-tonne steel margins are expected to improve marginally in 2013 as compared to 2012. With the ArcelorMittal Mines Canada expansion to 24mtpa on track for ramp up during 1H 2013, market-priced iron ore shipments are expected to increase by approximately 20% in 2013 relative to 2012. The Company expects to spend approximately $3.5 billion on capital expenditures, of which $2.7 billion is maintenance-related. Approximately $5 billion of cash receipts expected from the capital raised in January 2013 and the announced agreed sale of a 15% stake in AMMC (assuming completion on schedule), should enable net debt to decline to approximately $17 billion by June 30, 2013. As previously announced, the Board of Directors proposes a $0.20/share dividend for 2013 (versus $0.75/share in 2012) payable as a single payment in July 2013.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In millions of U.S. dollars	December 31,	September 30,	December 31,
	2012	2012	2011
ASSETS
Cash and cash equivalents including restricted cash	4,536	2,990	3,905
Trade accounts receivable and other	5,085	6,403	6,452
Inventories	19,025	19,980	21,689
Prepaid expenses and other current assets	3,148	3,651	3,559
Assets held for sale	-	870	-
Total Current Assets	31,794	33,894	35,605

Goodwill and intangible assets	9,581	13,854	14,053
Property, plant and equipment	53,834	53,734	54,251
Investments in affiliates and joint ventures	7,286	7,023	9,040
Deferred tax assets	8,130	6,307	6,081
Other assets	3,948	3,819	2,850
Total Assets	114,573	118,631	121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,339	4,790	2,784
Trade accounts payable and other	11,418	11,732	12,836
Accrued expenses and other current liabilities	8,061	7,620	8,204
Liabilities held for sale	-	589	-
Total Current Liabilities	23,818	24,731	23,824

Long-term debt, net of current portion	21,965	21,827	23,634
Deferred tax liabilities	3,228	3,123	3,680
Other long-term liabilities	10,365	10,107	10,265
Total Liabilities	59,376	59,788	61,403

Equity attributable to the equity holders of the parent	51,723	55,112	56,690
Non–controlling interests	3,474	3,731	3,787
Total Equity	55,197	58,843	60,477
Total Liabilities and Shareholders’ Equity	114,573	118,631	121,880

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011
Sales	19,309	19,723	22,449	84,213	93,973
Depreciation	(1,236)	(1,157)	(1,220)	(4,684)	(4,669)
Impairment	(4,836)	(130)	(228)	(5,035)	(331)
Restructuring charges	(192)	(98)	(219)	(587)	(219)
Operating income / (loss)	(4,941)	(49)	47	(3,226)	4,898
Operating margin %	(25.6%)	(0.2%)	0.2%	(3.8%)	5.2%

Income / (loss) from equity method investments and other income	142	(55)	177	194	620
Net interest expense	(478)	(479)	(429)	(1,874)	(1,822)
Foreign exchange and other net financing gains / (losses)	(366)	(103)	13	(863)	(1,016)
Income (loss) before taxes and non-controlling interests	(5,643)	(686)	(192)	(5,769)	2,680
Current tax	(94)	(101)	(185)	(502)	(1,018)
Deferred tax	1,653	58	(648)	2,427	136
Income tax benefit / (expense)	1,559	(43)	(833)	1,925	(882)
Income / (loss) from continuing operations including non-controlling interest	(4,084)	(729)	(1,025)	(3,844)	1,798
Non-controlling interests (relating to continuing operations)	97	20	25	118	4
Income / (loss) from continuing operations	(3,987)	(709)	(1,000)	(3,726)	1,802
Income from discontinued operations, net of tax	-	-	-	-	461
Net income / (loss) attributable to owners of the parent	(3,987)	(709)	(1,000)	(3,726)	2,263

Basic earnings / (loss) per common share ($)	(2.58)	(0.46)	(0.65)	(2.41)	1.46
Diluted earnings / (loss) per common share ($)	(2.58)	(0.46)	(0.65)	(2.41)	1.19

Weighted average common shares outstanding (in millions)	1,549	1,549	1,549	1,549	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,549	1,549	1,549	1,550	1,611

EBITDA3	1,323	1,336	1,714	7,080	10,117
EBITDA margin %	6.9%	6.8%	7.6%	8.4%	10.8%

OTHER INFORMATION
Total iron ore production23 (million metric tonnes)	16.9	17.8	18.3	68.1	65.2
Crude steel production (million metric tonnes)	20.8	21.9	21.7	88.2	91.9
Total shipments of steel products24 (million metric tonnes)	20.0	19.9	20.6	83.8	85.8

Employees (in thousands)	245	251	261	245	261

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three months ended			Twelve months ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Operating activities:
Income / (loss) from continuing operations	(3,987)	(709)	(1,000)	(3,726)	1,802
Adjustments to reconcile income / (loss) to net cash provided by operations:
Non-controlling interests	(97)	(20)	(25)	(118)	(4)
Depreciation and impairment	6,072	1,287	1,448	9,719	5,000
Restructuring charges	192	98	219	587	219
Deferred income tax	(1,653)	(58)	648	(2,427)	(136)
Change in operating working capital25	2,052	(318)	1,843	2,829	(3,825)
Other operating activities (net)	307	(628)	(255)	(1,570)	(1,089)
Net cash (used in) provided by operating activities - Continued operations	2,886	(348)	2,878	5,294	1,967
Net cash used in operating activities - Discontinued operations	-	-	-	-	(190)
Net cash (used in) provided by operating activities	2,886	(348)	2,878	5,294	1,777
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,124)	(1,208)	(1,475)	(4,683)	(4,838)
Other investing activities (net)	275	154	941	1,023	1,265
Net cash used in investing activities - Continued operations	(849)	(1,054)	(534)	(3,660)	(3,573)
Net cash used in investing activities - Discontinued operations	-	-	-	-	(105)
Net cash used in investing activities	(849)	(1,054)	(534)	(3,660)	(3,678)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(557)	(81)	(816)	(336)	537
Dividends paid	(306)	(297)	(289)	(1,191)	(1,194)
Proceeds from mandatory convertible bond	-	-	-	-	250
Proceeds from subordinated perpetual securities	-	642	-	642	-
Acquisition of non-controlling interest	(52)	-	(10)	(62)	(108)
Other financing activities (net)	(17)	(21)	(37)	(97)	(17)
Net cash (used in) provided by financing activities - Continued operations	(932)	243	(1,152)	(1,044)	(532)
Net cash used in financing activities - Discontinued operations	-	-	-	-	(8)
Net cash (used in) provided by financing activities	(932)	243	(1,152)	(1,044)	(540)
Net increase (decrease) in cash and cash equivalents	1,105	(1,159)	1,192	590	(2,441)
Cash and cash equivalents transferred to assets held for sale	441	(441)	-	-	-
Effect of exchange rate changes on cash	33	33	(85)	(13)	(68)
Change in cash and cash equivalents	1,579	(1,567)	1,107	577	(2,509)

Appendix 1a: Key financial and operational information - Fourth quarter of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	4,683	6,142	5,232	2,130	3,855	1,255
Depreciation	(231)	(364)	(244)	(186)	(46)	(140)
Impairment	-	(2,811)	(1,219)	-	(806)	-
Restructuring charges	-	(33)	(51)	-	(101)	-
Operating income / (loss)	(138)	(2,901)	(1,112)	34	(977)	175
Operating margin (as a % of sales)	(2.9%)	(47.2%)	(21.3%)	1.6%	(25.3%)	13.9%

EBITDA3	93	307	402	220	(24)	315
EBITDA margin (as a % of sales)	2.0%	5.0%	7.7%	10.3%	(0.6%)	25.1%
Capital expenditure26	106	150	200	106	13	527

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,933	6,375	5,240	3,241	-	-
Steel shipments (Thousand MT)	5,533	5,957	5,543	2,978	4,463	-
Average steel selling price ($/MT)27	797	847	857	611	834	-

MINING INFORMATION (Million Mt)
Iron ore production23	-	-	-	-	-	16.9
Coal production23	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price6	-	-	-	-	-	6.6
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	6.8
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	1.3
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	0.8

Note: Table excludes others and eliminations.

Appendix 1b: Key financial and operational information – Twelve months of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	20,152	27,192	21,882	10,051	16,294	5,390
Depreciation	(918)	(1,437)	(921)	(650)	(161)	(541)
Impairment	-	(2,941)	(1,280)	(8)	(806)	-
Restructuring charges	-	(355)	(98)	-	(127)	-
Operating income / (loss)	517	(3,724)	(566)	(88)	(687)	1,184
Operating margin (as a % of sales)	2.6%	(13.7%)	(2.6%)	(0.9%)	(4.2%)	22.0%

EBITDA3	1,435	1,009	1,733	570	407	1,725
EBITDA margin (as a % of sales)	7.1%	3.7%	7.9%	5.7%	2.5%	32.0%
Capital expenditure26	648	818	745	433	82	1,853

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	23,922	27,418	22,623	14,268	-	-
Steel shipments (Thousand MT)	22,291	26,026	22,628	12,830	17,693	-
Average steel selling price ($/MT) 27	854	863	879	667	886	-

MINING INFORMATION (Million Mt)
Iron ore production23	-	-	-	-	-	68.1
Coal production23	-	-	-	-	-	8.9
Iron ore shipped externally and internally and reported at market price 6	-	-	-	-	-	28.8
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	25.6
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	5.1
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	3.1

Note: Table excludes others and eliminations.

Appendix 2a: Steel Shipments by geographical location28

(Amounts in thousands metric tonnes)	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Flat Carbon Americas:	5,533	5,351	5,458	22,291	22,249
North America	4,347	4,530	4,206	18,030	17,084
South America	1,186	821	1,252	4,261	5,165

Flat Carbon Europe:	5,957	5,837	6,188	26,026	27,123

Long Carbon Americas and Europe:	5,543	5,508	5,846	22,628	23,869
North America	1,193	1,031	1,134	4,578	4,584
South America	1,279	1,403	1,448	5,300	5,660
Europe	2,786	2,828	2,993	11,693	12,547
Other29	285	246	271	1,057	1,078

AACIS:	2,978	3,178	3,065	12,830	12,516
Africa	973	1,075	980	4,542	4,624
Asia, CIS & Other	2,005	2,103	2,085	8,288	7,892

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Flat Carbon Americas:	93	236	237	1,435	2,109
North America	42	266	166	1,275	1,615
South America	51	(30)	71	160	494

Flat Carbon Europe:	307	191	26	1,009	1,500

Long Carbon Americas and Europe:	402	330	338	1,733	1,866
North America	28	12	11	142	131
South America	217	208	196	917	939
Europe	73	34	58	351	518
Other29	84	76	73	323	278

AACIS:	220	70	238	570	1,238
Africa	(19)	27	9	132	232
Asia, CIS & Other	239	43	229	438	1,006

Distribution Solutions:	(24)	11	(19)	407	271

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	4Q 12	3Q 12	4Q 11	12M 12	12M 11
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	7.6	7.7	8.0	30.3	29.7
South America	Open pit	Lump and fines	1.2	1.2	1.4	4.1	5.3
Europe	Open pit	Concentrate and lump	0.5	0.6	0.5	2.1	1.9
Africa	Open Pit / Underground	Fines	1.0	1.1	1.3	4.7	2.6
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.7	3.7	3.9	14.7	14.6
Own iron ore production			14.0	14.3	15.1	55.9	54.1
North America (c)	Open Pit	Pellets	2.1	2.4	1.9	7.6	4.6
Africa (d)	Open Pit	Lump and Fines	0.8	1.2	1.3	4.7	6.5
Strategic contracts - iron ore			2.9	3.6	3.2	12.3	11.1
Group			16.9	17.8	18.3	68.1	65.2
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)
Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	4Q 12	3Q 12	4Q 11	12M 12	12M 11
External sales – Third party	2.5	2.4	4.4	10.4	9.0

Internal sales – Market-priced	4.1	4.8	4.1	18.4	19.0

Internal sales – Cost-plus basis	6.8	6.9	6.8	25.6	23.6
Flat Carbon Americas	2.5	2.3	2.6	7.9	7.9
Long Carbon Americas and Europe	1.1	1.3	1.1	5.0	4.4
AACIS	3.2	3.3	3.2	12.7	11.3

Total sales	13.4	14.0	15.3	54.4	51.6

Strategic contracts	2.9	3.6	3.2	12.3	11.1
Flat Carbon Americas	2.1	2.4	1.9	7.6	4.6
AACIS	0.8	1.2	1.3	4.7	6.5

Total	16.4	17.6	18.5	66.7	62.7

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	4Q 12	3Q 12	4Q 11	12M 12	12M 11
North America	0.59	0.60	0.69	2.44	2.43
Asia, CIS & Other	1.39	1.44	1.53	5.77	5.90
Own coal production	1.97	2.05	2.22	8.21	8.32
North America(a)	0.13	0.08	0.14	0.36	0.32
Africa(b)	0.09	0.10	0.07	0.35	0.30
Strategic contracts - coal	0.22	0.19	0.21	0.72	0.62
Group	2.19	2.24	2.43	8.93	8.94
(a) Includes strategic agreement - prices on a fixed-price basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	4Q 12	3Q 12	4Q 11	12M 12	12M 11
External sales - Third party	0.93	0.69	0.94	3.33	3.49
Internal sales - Market-priced	0.38	0.54	0.35	1.78	1.43
Internal sales (AACIS) - Cost-plus basis	0.78	0.82	0.82	3.13	3.31
Total sales	2.09	2.04	2.11	8.24	8.23
Strategic contracts	0.22	0.19	0.21	0.72	0.62
Total	2.30	2.23	2.31	8.96	8.85

Appendix 3: Debt repayment schedule as of December 31, 2012

Debt repayment schedule (USD billion)	2013	2014	2015	2016	2017	>2017	Total
Term loan repayments
- Convertible bonds	-	2.3	-		-	-	2.3
- Bonds	3.2	1.3	2.2	1.8	2.7	9.7	20.9
Subtotal	3.2	3.6	2.2	1.8	2.7	9.7	23.2
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper30	0.1	-	-	-	-	-	0.1
Other loans	1.0	0.3	0.4	0.7	0.2	0.4	3.0
Total Gross Debt	4.3	3.9	2.6	2.5	2.9	10.1	26.3

Appendix 4: Credit lines available as of December 31, 2012

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
Total committed lines		$10.0	$0.0	$10.0

Appendix 5: Other ratios

Ratios	4Q 12	3Q 12
Gearing31	39%	39%
Net debt /EBITDA ratio based on last twelve months’ reported EBITDA	3.1X	3.1X

Appendix 6: Earnings per share

USD	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011
Earnings / (loss) per share - Discontinued operations
Basic earnings / (loss) per common share	-	-	-	-	0.30
Diluted earnings / (loss) per common share	-	-	-	-	0.29
Earnings / (loss) per share - Continuing operations
Basic earnings / (loss) per common share	(2.58)	(0.46)	(0.65)	(2.41)	1.16
Diluted earnings / (loss) per common share	(2.58)	(0.46)	(0.65)	(2.41)	0.90
Earnings / (loss) per share
Basic earnings / (loss) per common share	(2.58)	(0.46)	(0.65)	(2.41)	1.46
Diluted earnings / (loss) per common share	(2.58)	(0.46)	(0.65)	(2.41)	1.19

Appendix 7: EBITDA Bridge from 3Q 2012 to 4Q 2012

USD millions	EBITDA 3Q 12	Volume & Mix - Steel (a)	Volume & Mix- Mining (a)	Price- cost - Steel (b)	Price- cost - Mining (b)	Non - Steel EBITDA (c)	Other (d)	EBITDA 4Q 12
Group	1,336	(26)	5	(337)	(80)	(11)	436	1,323

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange, etc. as compared to the reference period. Other primarily includes $242 million relating to gain on Paul Wurth divestment and $220 million relating to proceeds from CO2 sales.

Appendix 8: Capital expenditure26

USD millions	4Q 12	3Q 12	4Q 11	12M 12	12M 11
Flat Carbon Americas	106	165	228	648	664
Flat Carbon Europe	150	182	238	818	1,004
Long Carbon Americas and Europe	200	174	359	745	1,119
AACIS	106	115	126	433	613
Distribution Solutions	13	21	58	82	152
Mining	527	490	453	1,853	1,269

Note: Table excludes others and eliminations.

Appendix 9: End notes

______________________________________
1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3  EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
4 On July, 25, 2012, ArcelorMittal announced the sale of its 48.1% stake in Paul Wurth Group to SMS Holding GmbH for a total consideration of EUR 300 million. On completion of the transaction on December 17, 2012, the Company recognized a $242 million gain on the divestment.
5 During the 3Q 2012 the Company incurred $72 million in charges related to a one-time signing bonus and post retirement benefit costs following entry into the new US labor contract. During 4Q 2012 the Company incurred $110 million in charges related to the recognition of additional actuarial losses accrued on post retirement benefits following changes to year end actuarial assumptions.
6 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price.  Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.
7 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale).
8 Mtpa refers to million tonnes per annum.
9 ArcelorMittal’s Board of Directors recommends reducing the annual dividend payment to $0.20/share for 2013 (from $0.75/share in 2012). Subject to shareholder approval at the next annual general meeting in May 2013, this dividend will be paid in July 2013.
10  EBITDA/t means total Group EBITDA divided by total steel shipments.
11 ArcelorMittal Liege is a business unit of ArcelorMittal Belgium.
12 On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for a total consideration of $684 million. The transaction comprised 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.
13 ArcelorMittal Dofasco made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that is borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012.
14 This relates to a transaction (a "dynamic delta hedge") designed to hedge U.S. dollar-denominated raw material purchases until 2012 that ArcelorMittal entered into in mid-2008 and unwound in late 2008.  The unwind resulted, among other accounting effects, in a deferred gain of approximately $2.6 billion recorded in equity which, along with the recording of hedged expenses, is being recycled in the statement of operations during the 2009-1Q 2013 period.
15  On March 28, 2012, ArcelorMittal announced that it had successfully completed an offering to sell (through certain subsidiaries) 134,317,503 shares and warrants in respect of a further 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) generating total proceeds of TRY 478,170,311 by way of a single accelerated bookbuilt offering to institutional investors. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive (from an accounting point of view the transaction resulted in a gain of $0.1 billion which includes the reclassification of reserves previously recorded in net equity).  All of the warrants matured without any being exercised ArcelorMittal’s holding today remains at approximately 18.7% and remains as an available for sale investment.   ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir.
16  On April 4, 2012, ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million. The purchase price was split with EUR 165 million payable at closing, and the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction occurred on July 17, 2012, with $189 million received for the first installment of Enovos sale price (after adjustment for dividends). Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos was cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion).

17 The Company’s investment in Macarthur was accounted for under the equity method. As a result of the Company’s decision to withdraw from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal, the Company recognized an impairment loss of $119 million in the third quarter of 2011. The impairment for the full year 2011 decreased to $107 million as a result of the increase in the sale price from AUD16.00 to AUD16.25.
18 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.
19 In October 2012, the Company announced its decision to close two blast furnaces, a sinter plant, a steel shop and continuous casters in Liege, Belgium.
20 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
21 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.
22 Includes back-up lines for the commercial paper program of approximately $1.3 billion (€1 billion).
23 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).
24 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
25 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.
26 Capital expenditure includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.
27 Average steel selling prices are calculated as steel sales divided by steel shipments.
28 Shipments originating from a geographical location.
29 Includes Tubular products business.
30 Commercial paper is expected to continue to be rolled over in the normal course of business.
31 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (including  those held as part of asset/liabilities held for sale), divided by (B) total equity.